Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Stock Yards Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements Nos. 333-128809 and 333-96742 on Form S-8 and No. 333-96744 on Form S-3 of Stock Yards Bancorp, Inc. of our reports dated March 13, 2018, with respect to the consolidated balance sheets of Stock Yards Bancorp, Inc. and subsidiary (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, and the effectiveness of internal control over financial reporting of Stock Yards Bancorp, Inc. as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of Stock Yards Bancorp, Inc.

(signed) KPMG LLP

Louisville, Kentucky

March 13, 2018